U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

 Sec. File Number 0-9624            Cusip Number 460491 80 6
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                                   [Check One]
    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
                  For the Period Ended: September 30, 1999

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
               Nothing in this form shall be constructed to imply
                      that the Commission has verified any
                          information contained herein
                 If the notification relates to a portion of the
                   filing checked above, identify the Item[s]
                       to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant          International Thoroughbred Breeders, Inc.
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Former Name If Applicable
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Address of Principal Executive Office (Street and Number)
                                         Haddonfield Road and Route 70
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City, State and Zip Code                 Cherry Hill, New Jersey 08034
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PART II - RULES 12b-25[b] and [c]
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

         [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
         [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable

PART III -  NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} See Attached
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PART IV - OTHER INFORMATION
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     [1]  Name and  telephone  number  of person  to  contact  in regard to this notification

William Warner 856 488-3625 [Name] [Area Code] [Telephone No.] [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].[ ]Yes [X]No Form 10-K June 30, 1999 [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No If so, attach an explanation
of  the  anticipated  change  both  narratively  and  quantitatively,   and,  if
appropriate,  state the reasons why a reasonable  estimate of the results cannot
be                                                                         made.
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                    International Thoroughbred Breeders,Inc.
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[Name of Registrant as Specified in Charter] has caused this  notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date    November 16, 1999        By    William H. Warner
                                       William H. Warner
                                       Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                  Form 10-Q for Period Ended September 30, 1999


Part III - Narrative

     On January 28, 1999, the Company fully and finally consummated the settlement and dismissal of various legal actions: Quigley et al. V. DeSantis et al., C.A. No. 15919, in the Court of Chancery of the State of Delaware; Rekulak
v. DeSantis et al., C.A. No. 15920, in the Court of Chancery of the State of Delaware; Green v. DeSantis, et al., C.A. No. 97-CV-5657, in the New Jersey District Court. These actions were settled in connection and accordance with the Stipulation and Agreement of Compromise, Settlement and Release entered into on July 2, 1998 to resolve the above action entitled Quigley et al. V. DeSantis et al. (the "Delaware Settlement").

     Upon consummation of the Delaware Settlement, Nunzio P. DeSantis, Anthony Coelho, and Joseph Zappala immediately resigned from the Company's board of directors and terminated any and all employment agreements or consulting arrangements with the Company. Francis W. Murray and Robert J. Quigley remained directors, and during the quarter ended March 31, 1999, John U. Mariucci and James J. Murray were elected by the remaining directors to serve on the board of directors until the next annual stockholders' meeting. The Company is currently in the process of completing the preparation of the Form 10-K report with a newly engaged auditing firm.

Part IV - Other Information

     The Company is unable to make a reasonable estimate of its results of operations at this time and is still in the process of completing its accounting records.